# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: A SPAC III Acquisition Corp., CIK 0001890361
CUSIP: G0544A137
Title of class of securities: Class A ordinary shares, no par value
Address of issuer's principal executive offices: 200 Gloucester Road, 29th Floor, Wan Chai, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001878495-25-000027
Filed by CIK 0001878495

## Reporting persons
- ATW SPAC MANAGEMENT LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(a).
- Kerry Propper: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(a).
- Antonio Ruiz-Gimenez: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Spain (U3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: A SPAC III Acquisition Corp.
Address of issuer's principal executive offices:
200 Gloucester Road, 29th Floor
Wan Chai, Hong Kong 00000

## Item 2. Person Filing
Name of person filing:
ATW SPAC Management LLC*
Kerry Propper*
Antonio Ruiz-Gimenez*
Address of principal business office or, if none, residence:
1 Pennsylvania Plaza, Suite 4810
New York, New York 10119
Citizenship:
ATW SPAC Management LLC - Delaware
Kerry Propper - United States
Antonio Ruiz-Gimenez - Spain

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
ATW SPAC Management LLC - 0*
Kerry Propper - 0*
Antonio Ruiz-Gimenez - 0*

*This report shall not be deemed an admission that any of the reporting persons or any other person is the beneficial owner of the securities reported herein, or on previous filings, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting persons disclaims beneficial ownership of the Shares reported herein (or previously reported herein) except to the extent of each of their pecuniary interest, if any, therein.
Percent of class:
ATW SPAC Management LLC - 0.0%
Kerry Propper - 0.0%
Antonio Ruiz-Gimenez - 0.0%
Sole power to vote or to direct the vote:
ATW SPAC Management LLC - 0
Kerry Propper - 0
Antonio Ruiz-Gimenez - 0
Shared power to vote or to direct the vote:
ATW SPAC Management LLC - 0*
Kerry Propper - 0*
Antonio Ruiz-Gimenez - 0*
Sole power to dispose or to direct the disposition:
ATW SPAC Management LLC - 0
Kerry Propper - 0
Antonio Ruiz-Gimenez - 0
Shared power to dispose or to direct the disposition:
ATW SPAC Management LLC - 0*
Kerry Propper - 0*
Antonio Ruiz-Gimenez - 0*

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- ATW SPAC MANAGEMENT LLC: /s/ Kerry Propper, Kerry Propper, Co-Managing Member (02/06/2026)
- Kerry Propper: /s/ Kerry Propper, Individually (02/06/2026)
- Antonio Ruiz-Gimenez: /s/ Antonio Ruiz-Gimenez, Individually (02/06/2026)